SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 May 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	1st Quarter Results dated 12 May 2009
99.2	Notification of changes to Director's details dated 13 May 2009
99.3	Holding(s) in Company dated 14 May 2009

Exhibit No: 99.1

1st Quarter Results

InterContinental Hotels Group PLC
First

Quarter Result
s to 31
March 2009

Financial results	2009	2008	% change		% change (CER)
			Total	Excluding LDs [1]	Total	Excluding LDs [1]
Continuing revenue	$342m	$448m	(24)%	(22)%	(19)%	(17)%
Continuing operating profit	$69m	$124m	(44)%	(41)%	(48)%	(45)%
Total operating profit	$72m	$127m	(43)%	(39)%	(47)%	(44)%
Adjusted continuing EPS	14.8¢	22.9¢	(35)%
Adjusted total EPS	15.5¢	23.6¢	(34)%
Total basic EPS[2]	9.5¢	21.2¢	(55)%
Net debt	$1,287m	$1,679m

All figures are before exceptional items unless otherwise noted. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4. (% CER) = change in constant currency.
1
 -
excluding $3
m
of
significant liquidated damages
receipts in Q1 2009 and $13m in Q1 2008.
2
 -
Total basic EPS after exceptional items

Business headlines
•	Global constant currency RevPAR decline of 13.6%. IHG’s brands outperformed the industry in each of its three regions.
•	1,845 net rooms (36 hotels) added in the quarter taking total system size to 621,696 rooms (4,222 hotels).
•	12,440 rooms (98 hotels) added to the system, 10,595 rooms (62 hotels) removed in line with our quality growth strategy.
•	10,551 rooms (76 hotels) signed, taking the pipeline to 236,343 rooms (1,697 hotels).
•	Net debt of $1.3bn held flat on the position as at 31 December 2008.
•	Exceptional operating items of $26m relate to a $21m previously committed final payment into the UK pension fund and $5m associated with the Holiday Inn relaunch.

Recent trading
•	April was impacted by the movement of Easter from March to April. April global constant currency RevPAR decline of 19.8%; -18.8% Americas, -22.4% EMEA and -20.6% Asia Pacific.
•	No further deterioration in demand is visible in forward bookings, but room rates remain under pressure.

Update on priorities
•
Open rooms.
Currently 90,000 rooms under construction, at least 38,000 of which are scheduled to open in the balance of the year (12,440 rooms opened in the quarter). Continued focus on driving up the overall quality of the system means room removals in the balance of the year will be in the region of 25,000.

•	Drive share. US RevPAR outperformed the market by 3.5 percentage points (IHG US brands Q1 RevPAR decline of 14.2% compared to US industry of 17.7%).
•
Relaunch Holiday Inn.
729 hotels operating under the new standards year to date. Early indications from the first relaunched hotels continue to show RevPAR outperformance of more than 5% compared to a control group.

•
Reduce costs.
In February, IHG announced a cost saving programme which would reduce 2009 regional and central costs by $30m at constant currency. Q1 regional and central costs were $7m below 2008 levels on a constant currency basis ($18m on a reported basis). The full year cost savings are on track, and at current exchange rates and including some additional savings, reported regional and central overheads are now expected to be $70m below 2008 levels.

Comme nting on the results , Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:
"
As expected th
e
 start to the year has been very challenging for the industry.

O
ccupancy showed signs of stabilisation in the quarter,
but
r
oom rates, which
held up well during 2008
,

declined
 under the pressure of a very
 competitive
 market. Our brands
 continue to
perform strongly across
all thre
e of our regions, and in the US our
 RevPAR outperformance

has improved further
 from the last quarter of 2008,
mostly as a result of our portfolio bias to
midscale
hotels
, primarily
Holiday Inn
.
"
The lack of liquidity in the lending markets has slowed our deal pace but we still
signed 76 hotels in the quarter.

 We also opened
close to
 100 hotels, more than in the same period last year.

This opening programme combined
 with our
continued removal of

under
performing

hotels is
 driv
ing

up the quality of our estate.

We are continuing to invest in our
business
 with the major focus

being the

relaunch of Holiday Inn.

 We now have

over

700
 relaunched hotels

in the system a
nd
remain

committed to completing the
 programme by the end of 2010.

Feedback
from relaunched hotels
continues to be positive
,
 with
 RevPAR outperformance in line with expectations.
"
Our strong balance sheet and long term bank facility provide a strong platform for our capital light
,
cash generative,
fee based model.

 T
he
outlook remains
tough

but
we
are
taking decisive action
 on
 costs

without compromising our ability
 to
 continue to

grow market share
."

Americas : midscale resilience
Revenue performance
RevPAR
 declined
13.5
%
 driven by
 both occupancy and rate
.

In the US,
IHG brands outperformed the
industry
 by
3.5 percentage points
,
 driven by the
resilience of
the midscale brands which represent
 80% of IHG's rooms in this market.
Continuing
revenue
s
 declined
 2
6
%
 to $170
m.

 Exclu
ding one
 $13m liquidated damages receipt
 in the first quarter
 of 2008, continuing revenues declined 22
%.
Operating profit performance
O
perating profit
from continuing operations
declined

46
% from $
112
m to $
60
m
.

 Excluding the liquidated damages, continuing operating profit declined 39%.
The contribution from c
ontinuing owned and leased
hotels
 declined from
 a profit of $7m to a loss of $
4
m
 driven by a 28
.2
%
 decline in RevPAR and the absence of any
 contribution from
 the Holiday Inn Jamaica
which was
sold in
September 2008
.
  Excluding the $13m liquidated damages receipt in the first quarter of 2008, managed hotels profit
 declined b
y $14m to a loss of $
4
m
.
This was primarily due to guarantee payments where the commitments are phased evenly through the year, but the hotel cash flows which fund them are seasonally low in the first quarter
.
  Franchised hotels profit decreas
ed by $17m to $80m driven by an 11
% d
ecline in royalty fees and a $5
m reduction in
non-royalty
fees
.

EMEA: r esilience in the Middle East
Revenue performance
RevPAR declined

11.6
%
 driven by both occupancy and rate. The Middle East remained the strongest market with a decline in RevPAR of 2.3
%
. IHG hotels in the UK outperformed the market with a RevPAR decline of 9.0
%
.
Continuing revenu
es declined 24% (10%
 at constant exchange rates

(
CER
)
) to $87m
.

Excluding one
 $3m liquidated damages receipt in the first quarter of 2009, continuing revenues declined 27% (12% CER).
Operating profit performance

Operating profit
 from continuing operations declined

20
%
 (13
%
CER
)
 from
$
30
m to
$
24
m
 or 30% (23% CER) e
xcluding the $3m liquidated damages receipt
.

Owned and leased profits decline
d by
 $4m to $1m, with
a
strong
performance

at the Int
erContinental London Park Lane
 being
offset by the impact of a
weak market
 on the InterContinental Paris Le Grand. Ma
naged hotels profit declined
 by

$5m to $16m
. Continued g
ro
wth in the Middle East was offset by the annualisation of the reduced contribution from a portfolio of hotels in the UK
,
 first reported in the third quarter of 2008. Excluding the
 $3
m liquidated damages receipt
 in the first quarter of 2009, franchised hotels profit declined 1
3% to $13m, but grew 7% at CER
as the
contribution from
a
5%
increase in the number

of
franchised rooms partially
o
ffset
 an 11.8
% RevPAR decline.

Asia Pacific: RevPAR outperformance
Revenue performance
RevPAR
declined
17.2
%
 driven by both occupancy and rate.

Trading in the major cities of

Greater China
remained
very
 soft driving RevPAR down

19.9
%
, significantly

better than the industry down 32.5%
 which was heavily impacted by oversu
pply in
major markets.
Continuing revenues
declined

22% (19% CER)
 to $
56m
.
Operating profit performance

Operating profit from continuing operations
declined

41
%
 (35
% CER)
 from $
17
m to $
10
m
.

Operating profit at owned and leased hotels

decreased by $3m to $7m
 primarily
reflecting a RevPAR decline of
21
.1
%
 at the InterContinental Hong Kong.

Managed hotel
s profit
 decreased
 43% (29% CER)
to $8m
.

I nterest and t ax
The interest c
harge for the quarter fell $
16
m to
 $
14
m
 due to a reduction in
interest rates and lower average net debt.
Based on the position at the end of the quarter, the tax charge has been calculated using an estimated annual tax rate of 24% (Q1 2008: 29%).
The reported tax rate may continue t
o vary year-on-year
but is expected to incr
ease in the medium to long term
.

Cash flow & n et debt
Capital expenditure of $18m was $10m below 2008
 levels
 and as disclosed previously, full year maintenance capital expenditure is expected to be c.$75m, down 25% on 2008 levels.
IHG's net
debt was
 maintained at $1.3bn at the end of the quarter, including the $
202m
 finance lease on the InterContinental Boston
.
  IHG remains well place
d
 in terms of its banking facilities, with a $1.6bn revolving credit facility expiring May 2013 and a $0.5bn term loan expiring November 2010
.

Appendix 1: Asset d
isposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	183	$5.5 bn	$5.2bn
Remaining hotels	16		$1.6 bn

For a full list please visit
www.ihg.com/Investors

Appendix 2:
Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	9,666	841	1,933	12,440
Removals	(6,759)	(1,494)	(2,342)	(10,595)
Net openings	2,907	(653)	(409)	1,845
Signings	6,602	1,994	1,955	10,551

Appendix 3:

Financial headlines

Three months to 31 Mar ch $ m	Total		Americas	EMEA			Asia Pacific		Central
	200 9	200 8	200 9	200 8	200 9	200 8	200 9	200 8	200 9	200 8
Franchised operating profit	97	114	80	97	16	15	1	2
Managed operating profit	20	58	(4)	23	16	21	8	14
Continuing owned and leased operating profit	4	22	(4)	7	1	5	7	10
Regional overheads	(27)	(35)	(12)	(15)	(9)	(11)	(6)	(9)
Continuing operating profit pre central overheads	94	159	60	112	24	30	10	17
Central overheads	(25)	(35)	-	-	-	-	-	-	(25)	(35)
Continuing operating profit	69	124	60	112	24	30	10	17	(25)	(35)
Discontinued owned and leased operating profit	3	3	3	3	-	-	-	-
Total operating profit	72	127	63	115	24	30	10	17	(25)	(35)

Appendix 4:
Constant currency
continuing
operating profit growth
before
exceptional items
.

	Americas		EMEA		Asia Pacific		Total ***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant C urrency**	Actual currency*	Constant currency**
Growth	(46)%	(46)%	(20)%	(13)%	(41)%	(35)%	(44)%	(48)%

Exchange rates	GBP:USD	EUR: USD
200 9	0.7 0	0.77
200 8	0.5 0	0.67

* US dollar
actual currency
** Translated at constant
 200
8

exchange rates
*** After Central Overheads

F
or further information, please contact:

Investor Relations ( Heather Wood; Catherine Dolton ):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon ; Emma Corcoran ):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

UK
 Q&A Conference Call:
A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 8.30 am (
London
 time) on 12 May. There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
UK Free Call:	0808 238 6029
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number
 6081
.

International dial-in:	+44 020 7108 6269
UK Free Call:	0800 376 9014

US
 Q&A conference call
There will also be a conference call, primarily for US investors and analysts, at

10.00
am (Eastern Standard Time) on

12

May
 with
Andrew Cosslett (Chief Executive) and
Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7108 6370
US Toll Free	866 692 5726
Conference ID:	Hotel

A recording of the conference
call
will also be available for 7 days. To access this please dial the relevant number below and use the access number
6084.

International dial-in	+44 020 7970 4954
US Toll Free	877 387 6451

Website
The full release and supplementary data will be available on our website from 7.00 am (
London
 time) on
Tuesday
12

May
. The web address is

www.ihg.com/Q1
To watch a video
 of
Richard Solomons
 reviewing
our results visit our YouTube channel at
www.youtube.com/ihgplc

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries,
over 4,200 hotels and more than
620
,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental
®
 Hotels & Resorts, Hotel Indigo
®
, Crowne Plaza
®
 Hotels & Resorts, Holiday Inn
®
 Hotels and Resorts, Holiday Inn Express
®
, Staybridge Suites
®
 and Candlewood Suites
®
, and also manages
the world's largest hotel loyalty programme, Priority Club
®

Rewards
with 42
 million members worldwide.

IHG has nearly
 1,700 hotels in its development pipeline, which will create 200,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media

Cautionary note regarding forward-looking statements
This announcement
contains certain forward-looking statements as defined under
US
 law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the three months ended 31 March 2009

	3 months ended 31 March 2009			3 months ended 31 March 2008
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Continuing operations

Revenue (note 3)	342	-	342	448	-	448
Cost of sales	(176)	-	(176)	(205)	-	(205)
Administrative expenses	(73)	(26)	(99)	(91)	(9)	(100)
Other operating income and expenses	1	-	1	1	-	1
	____	____	____	____	____	____
	94	(26)	68	153	(9)	144
Depreciation and amortisation	(25)	-	(25)	(29)	(1)	(30)
	_____	_____	____	_____	_____	____

Operating profit (note 3)	69	(26)	43	124	(10)	114
Financial income	1	-	1	3	-	3
Financial expenses	(15)	-	(15)	(33)	-	(33)
	____	____	____	____	____	____

Profit before tax (note 3)	55	(26)	29	94	(10)	84

Tax (note 8)	(13)	5	(8)	(27)	3	(24)
	____	____	____	____	____	____

Profit for the period from continuing operations	42	(21)	21	67	(7)	60

Profit for the period from discontinued operations (note 9)	2	4	6	2	-	2
	____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	44	(17)	27	69	(7)	62
	====	====	====	====	====	====
Earnings per ordinary share (note 10)
Continuing operations:
Basic			7.4 ¢			20.5 ¢
Diluted			7.4 ¢			20.3 ¢
Adjusted	14.8 ¢			22.9 ¢
Adjusted diluted	14.7 ¢			22.7 ¢
Total operations:
Basic			9.5 ¢			21.2 ¢
Diluted			9.5 ¢			21.0 ¢
Adjusted	15.5 ¢			23.6 ¢
Adjusted diluted	15.4 ¢			23.4 ¢
	====		====	====		====

InterContinental Hotels Group PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three months ended 31 March 2009

	2009 3 months ended 31 March $ m	2008 3 months ended 31 March restated* $ m

Profit for the period	27	62

Other comprehensive income
G ains on valuation of available-for-sale assets	5	6
Cash flow hedges:
Losses arising during the period	(4)	-
Transferred to financial expenses	3	-
Actuarial gains/(losses) on defined benefit pension plans , net of asset restriction	34	(14)
Exchange differences on retranslation of foreign operations	(14)	20
Tax related to above components of other comprehensive income	(4)	4
Tax related to share schemes	(1)	(4)
Tax related to pension contributions	-	6
	____	____
Other comprehensive income for the period	19	18
	____	____
Total compreh ensive income for the period	46	80
	====	====
Attributable to:
Equity holders of the parent	47	80
Minority equity interest	(1)	-
	____	____
	46	80
	====	====

*	Restated for IFRIC 14 (note 1).

InterContinental Hotels Group PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2009

	3 months ended 31 March 2009
	Equity share capital	Other reserves*	Retained earnings	Minority interest	Total equity
	$ m	$m	$ m	$ m	$ m

At beginning of the period	118	(2,748)	2,624	7	1

Total comprehensive income for the period	-	(9)	56	(1)	46
Movement in shares in employee share trusts	-	42	(41)	-	1
Equity-settled share-based cost, net of payments	-	-	3	-	3
Exchange adjustments	(2)	2	-	-	-
	____	____	____	____	____
At end of the period	116	(2,713)	2,642	6	51
	====	====	====	====	====

	3 months ended 31 March 2008
	Equity share capital	Other reserves*	Retained earnings	Minority interest	Total equity
	$ m	$m	$ m	$ m	$ m

At beginning of the period	163	(2,720)	2,649	6	98

Total comprehensive income for the period	-	26	54	-	80
Issue of ordinary shares	1	-	-	-	1
Purchase of own shares	-	-	(25)	-	(25)
Movement in shares in employee share trusts	-	52	(51)	-	1
Equity-settled share-based cost, net of payments	-	-	1	-	1
Exchange adjustments	(1)	1	-	-	-
	____	____	____	____	____
At end of the period	163	(2,641)	2,628	6	156
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

InterContinental Hotels Group PLC
GROUP STATEMENT OF CASH FLOWS
For the three months ended 31 March 2009

	2009 3 months ended 31 March	2008 3 months ended 31 March
	$ m	$ m

Profit for the period	27	62
Adjustments for:
Net financial expenses	14	30
Income tax charge	9	25
Gain on disposal of assets - tax credit	(4)	-
Exceptional operating items before depreciation	26	9
Depreciation and amortisation	25	30
Equity settled share-based cost, net of payments	3	1
	_____	_____
Operating cash flow before movements in working capital	100	157
Increase in net working capital	(35)	(54)
Retirement benefit contributions, net of cost	(1)	(22)
Cash flows relating to exceptional operating items	(32)	(7)
	_____	_____
Cash flow from operations	32	74
Interest paid	(14)	(31)
Interest received	1	3
Tax paid on operating activities	(28)	(5)
	_____	_____
Net cash from operating activities	(9)	41
	_____	_____
Cash flow from investing activities
Purchases of proper ty, plant and equipment	(9)	(18)
Purchases of intangible assets	(9)	(10)
Proceeds from associates and other financial assets	8	8
	_____	_____
Net cash from investing activities	(10)	(20)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	-	1
Purchase of own shares	-	(25)
Purchase of own shares by employee share trusts	(2)	-
Proceeds on release of own shares by employee share trusts	1	1
Increase in borrowings	66	75
	_____	_____
Net cash from financing activities	65	52
	_____	_____

Net movement in cash and cash equivalents in the period	46	73
Cash and cash equivalents at beginning of the period	82	105
Exchange rate effects	(7)	(1)
	_____	_____
Cash and cash equivalents at end of the period	121	177
	=====	=====

InterContinental Hotels Group PLC
GROUP
STATEMENT OF FINANCIAL POSITION
31 March 2009

	2009 31 March	2008 31 March restated*	2008 31 December
	$ m	$ m	$ m
ASSETS
Property, plant and equipment	1,660	1,954	1,684
Goodwill	142	224	143
I ntangible assets	300	345	302
Investment in associates	42	67	43
Retirement benefit assets	55	64	40
Other financial assets	153	170	152
	_____	_____	_____
Total non-current assets	2,352	2,824	2,364
	_____	_____	_____
Inventories	4	5	4
Trade and other receivables	393	504	412
Current tax receivable	46	96	36
Cash and cash equivalents	121	177	82
Other financial assets	5	35	10
	_____	_____	_____
Total current assets	569	817	544

Non-current assets classified as held for sale	211	115	210
	______	______	______
Total assets (note 3)	3,132	3,756	3,118
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(20)	(17)	(21)
Trade and other payables	(683)	(756)	(746)
Current tax payable	(345)	(434)	(374)
	_____	_____	_____
Total current liabilities	(1,048)	(1,207)	(1,141)
	_____	_____	_____
Loans and other borrowings	(1,388)	(1,839)	(1,334)
Retirement benefit obligations	(113)	(119)	(129)
Trade and other payables	(398)	(281)	(392)
Deferred tax payable	(131)	(147)	(117)
	_____	_____	_____
Total non-current liabilities	(2,030)	(2,386)	(1,972)

Liabilities classified as held for sale	(3)	(7)	(4)
	_____	_____	_____
Total liabilities	(3,081)	(3,600)	(3,117)
	=====	=====	=====
Net assets	51	156	1
	=====	=====	=====
EQUITY
Equity share capital	116	163	118
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(7)	(31)	(49)
Other reserves	(2,888)	(2,917)	(2,890)
Unrealised gains and losses reserve	13	44	9
Currency translation reserve	159	253	172
Retained earnings	2,642	2,628	2,624
	______	______	______
IHG shareholders' equity	45	150	(6)
Minority equity interest	6	6	7
	______	______	______
Total equity	51	156	1
	=====	=====	=====

*	Restated for IFRIC 14 (note 1).

InterContinental Hotels Group plc
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the
United Kingdom
's Financial Services Authority and IAS 34 'Interim Financial Reporting'. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the
InterContinental Hotels Group
 (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2008.

With effect from 1 January 2009, the Group has implemented IAS 1 (Revised) 'Presentation of Financial Statements', IAS 23 (Revised) 'Borrowing Costs', IFRS 8 'Operating Segments' and IFRIC 13 'Customer Loyalty Programmes'. Except for certain presentational changes, including the introduction of a 'Group Statement of Changes in Equity' as a primary financial statement, the adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

Following the adoption of IFRIC 14 'IAS 19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' at 31 December 2007, the 31 March 2008 Statement of Financial Position has been amended to show the retirement benefit assets net of tax previously recorded within deferred tax payable. There have been corresponding changes to the actuarial gains and related tax reported in the restated Group Statement of Comprehensive Income for the three months ended 31 March 2008. There is no change to previously reported net assets.

These financial statements are presented in US dollars following a management decision to change the reporting currency from sterling in 2008. The change was made to reflect the profile of the Group's revenue and operating profit which are now primarily generated in US dollars or US dollar linked currencies. Comparative information has been restated into US dollars.

These
condensed interim
financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. T he auditors have carried out a r
eview of the financial information in accordance with the guidance contain ed

in ISRE 2410 (
UK
 and
Ireland
) 'Review of Interim F
inanc
ial Information Performed by the Independent Auditor of the Entity' issued by the A uditing Practices Board.

The financial information for the year ended 31 December
2008
 has been extracted from the Group's published financial statements for that year which
 contain an unqualified audit report
and

which
have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into
US dollars
 at the average rates of exchange for the period. In the case of sterling
, the translation rate for the
three
 months ended
31 March is $1= £0.70

(2008 3 months, $1=£0.50
). In the case of the euro, the translation rate for the
three
 months ended
31 March is $
1 =
€0.77
 (
2008 3 months, $1 = €0.67
).

A
ssets and liabilities have been translated into
US dollars
 at the rates of exchange on the
balance sheet date
. In the case of
sterling, the translation rate is $1=£0.70
(
2008
 31
December $1 = £0.69; 31 March $1 = £0.50
). In the case of the euro, the
 translation rate is $1 = €0.75
 (
2008

31 December $1 = €0.71
;
31 March

 $
1=
€0.63
).

3.	Segmental Information
	Revenue	2009 3 months e nded 31 March	2008 3 months ended 31 March
		$ m	$ m
	Continuing operations :
	Americas (note 4)	170	230
	EMEA (note 5)	87	115
	Asia Pacific (note 6)	56	72
	Central	29	31
		____	____
	Revenue from continuing operations	342	448
	Discontinued operations - Americas (note 4)	9	11
		____	____
	Total revenue	351	459
		====	====

Profit	2009 3 months ended 31 March $ m	2008 3 months ended 31 March $ m
Continuing operations :
Americas (note 4)	60	112
EMEA (note 5)	24	30
Asia Pacific (note 6)	10	17
Central	(25)	(35)
	____	____
Reportable segments' operating profit	69	124
Exceptional operating items (note 7)	(26)	(10)
	____	____
Operating profit from continuing operations	43	114

Financial income	1	3
Financial expenses	(15)	(33)
	____	____
Profit before tax from continuing operations	29	84

Discontinued operations - Americas (note 4)	3	3
	____	____
Total profit before tax	32	87
	====	====

Assets	2009 31 March $ m	2008 31 March restated* $ m	2008 31 December $ m
Americas	1,238	1,361	1,240
EMEA	932	1,274	958
Asia Pacific	604	683	613
Central	191	165	189
	____	____	____
Segment assets	2,965	3,483	3,000

Unallocated assets:
Current tax receivable	46	96	36
Cash and cash equivalents	121	177	82
	____	____	____
Total assets	3,132	3,756	3,118
	====	====	====

*	Restated for IFRIC 14 (note 1).

4 .	Americas
		2009 3 months ended 31 March $ m	2008 3 months ended 31 March $ m
	Revenue
	Owned and leased	40	63
	Managed	31	53
	Franchised	99	114
		____	____
	Continuing operations	170	230
	Discontinued operations*	9	11
		____	____
	Total	179	241
		====	====
	Operating profit
	Owned and leased	(4)	7
	Managed	(4)	23
	Franchised	80	97
	Regional overheads	(12)	(15)
		____	____
	Continuing operations	60	112
	Discontinued operations*	3	3
		____	____
	Total	63	115
		====	====

*	Discontinued operations are all owned and leased.

5 .	EMEA
		2009 3 months ended 31 March $ m	2008 3 months ended 31 March $ m
	Revenue
	Owned and leased	38	53
	Managed	28	40
	Franchised	21	22
		____	____
	Total	87	115
		====	====

	Operating profit
	Owned and leased	1	5
	Managed	16	21
	Franchised	16	15
	Regional overheads	(9)	(11)
		____	____
	Total	24	30
		====	====

All results relate to continuing operations.

6 .	Asia Pacific
		2009 3 months ended 31 March $ m	2008 3 months ended 31 March $ m
	Revenue
	Owned and leased	32	40
	Managed	21	28
	Franchised	3	4
		___	___
	Total	56	72
		====	====
	Operating profit
	Owned and leased	7	10
	Managed	8	14
	Franchised	1	2
	Regional overheads	(6)	(9)
		____	____
	Total	10	17
		====	====

All results relate to continuing operations.

7.	Exceptional items	2009 3 months ended 31 March $ m	2008 3 months ended 31 March $ m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	(5)	(6)
	Office reorganisations (b)	-	(3)
	Enhanced pension transfer (c)	(21)	-
		____	____
		(26)	(9)
			-
	Depreciation and amortisation:
	Office reorganisations (b)	-	(1)
		____	____
		(26)	(10)
		====	====
	Tax
	Tax on exceptional operating items	5	3
		====	====
	Discontinued operations:

	Gain on disposal of assets - tax credit	4	-
		====	====

The above items are treated as exceptional by reason of their size or nature.
a )	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b )	Related to costs incurred on the relocation of the Group's head office and the closure of its Aylesbury facility.
c)
Relates to the payment of enhanced pension transfers to those deferred members of the
InterContinental Hotels
UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item comprises the lump sum payments, the IAS 19 settlement loss arising on the pension transfers and the costs of the arrangement. The payments and transfers were made in January 2009.

8 .	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of e xceptional items (note 7
), has been calculated using an estimated effective ann
ual tax rate of 24% (2008 29
%)
 analysed as follows.

	2009	2009	2009	2008	2008	2008
3 months ended 31 March	Profit $ m	Tax $ m	Tax rate	Profit $ m	Tax $ m	Tax r ate
Before exceptional items
Continuing operations	55	(13)		94	(27)
Discontinued operations	3	(1)		3	(1)
	____	____		____	____
	58	(14)	24%	97	(28)	29%
Exceptional items
Continuing operations	(26)	5		(10)	3
Discontinued operations	-	4		-	-
	____	____		____	____
	32	(5)		87	(25)
	====	====		====	====
Analysed as:
UK tax		4			(4)
Foreign tax		(9)			(21)
		____			_____
		(5)			(25)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 39% (2008 3 months ended 31 March 35%; year ended 31 December 39%). Prior year items have been treated as relating wholly to continuing operations.

9 .	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG's strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement are as follows:

	2009 3 months ended 31 March	2008 3 months ended 31 March
	$ m	$ m

Revenue	9	11
Cost of sales	(6)	(8)
	____	____
Operating profit	3	3
Tax	(1)	(1)
	____	____
Profit after tax	2	2
Gain on disposal of assets - tax credit	4	-
	____	____

Profit for the period from discontinued operations	6	2
	====	====

	2009 3 months ended 31 March cents per share	2008 3 months ended 31 March cents per share

Earnings per share from discontinued operations
Basic	2.1	0.7
Diluted	2.1	0.7
	====	====

The effect of discontinued operations on segment results is shown in notes 3 and 4 .

10.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

3 months ended 31 March	2009	2009	2008	2008
	Continuing operations	Total	Continuing operations	Total

Basic earnings per share
Profit available for equity holders ($m)	21	27	60	62
Basic weighted average number of ordinary shares (millions)	284	284	292	292
Basic earnings per share ( cents )	7.4	9.5	20.5	21.2
	====	=====	====	=====

Diluted earnings per share
Profit available for equity holders ($m)	21	27	60	62
Diluted weighted average number of ordinary shares (millions)	285	285	295	295
Diluted earnings per share ( cents )	7.4	9.5	20.3	21.0
	====	=====	===	===
Adjusted earnings per share
Profit available for equity holders ($m)	21	27	60	62
Adjusting items (note 7):
Exceptional operating items ($m)	26	26	10	10
Tax ($m)	(5)	(5)	(3)	(3)
Gain on disposal of assets, net of tax ($m)	-	(4)	-	-
	____	____	____	____
Adjusted earnings ($m)	42	44	67	69
Basic weighted average number of ordinary shares (millions)	284	284	292	292
Adjusted earnings per share (cents)	14.8	15.5	22.9	23.6
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	285	285	295	295
Adjusted diluted earnings per share (cents)	14.7	15.4	22.7	23.4
	====	====	====	====

The diluted weighted average number of or dinary shares is calculated as:

	2009 3 months ended 31 March millions	2008 3 months ended 31 March millions
Basic weighted average number of ordinary shares	284	292
Dilutive potential ordinary shares - employee share options	1	3
	____	____
	285	295
	====	====

11 .	Net debt
		2009 31 March	2008 31 March	2008 31 December
		$ m	$ m	$ m

	Cash and cash equivalents	121	177	82
	Loans and other borrowings - current	(20)	(17)	(21)
	Loans and other borrowings - non-current	(1,388)	(1,839)	(1,334)
		____	____	____
	Net debt	(1,287)	(1,679)	(1,273)
		====	====	====
	Finance lease liability included above	(202)	(200)	(202)
		====	====	====

12 .	Movement in net debt
		2009 3 months ended 31 March	2008 3 months ended 31 March	2008 12 months ended 31 December
		$ m	$ m	$ m

	Net increase in cash and cash equivalents	46	73	25
	Add back cash flow s in respect of other components of net debt:
	(Increase)/decrease in borrowings	(66)	(75)	316
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(20)	(2)	341

	Non-cash movements:
	Finance lease liability	(1)	(5)	(2)
	Exchange and other adjustments	7	(13)	47
		____	____	____
	(Increase) /decrease in net debt	(14)	(20)	386

	Net debt at beginning of the period	(1,273)	(1,659)	(1,659)
		____	____	____
	Net debt at end of the period	(1,287)	(1,679)	(1,273)
		====	====	====

13.
Dividends

The proposed final dividend of 29.2 cents per share for the year ended 31 December 2008 is not recognised in these accounts as it remains subject to approval at the Annual General Meeting to be held on 29 May 2009. If approved, the dividend will be paid on 5 June 2009 to shareholders who were registered on 27 March 2009 at an expected total cost of $83m.

14 .	Capital commitments and contingencies

At
31 March 2009,

the
amoun
t
 contracted for but not provided
for
in the financial statements for expenditure on property, plant and equipment was
$33m (2008 31 December $40m; 31 March $18m
).

At
31 March 2009
, the Group h
ad contingent liabilities of $10m (2008 31 December $12m; 31 March $20m
), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exp osure under such guarantees is $232m (2008 31 December $249m; 31 March $218m
).
Payments under any such guarantees are charged to the income statement as incurred.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in material
 financial loss to the Group
.

15.	Other commitments

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non-recurring revenue investment of $60m which will be charged to the Group income statement as an exceptional item. $40m has been incurred to date, including the $5m charged in the first three months of 2009.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been
engaged
 by the Company to review the
 condensed set of
 financial
statements in the interim financial report
 for the
three
months ended
31 March 2009
 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity,
Group
statement of cash flows
, Group
statement of financial position
and the related notes
 1
 to
15
. We have read the othe
r information contained in the interim financial r
eport and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements
.

This report is made solely to the Company in accordance with guidance contained i
n ISRE 2410 (
UK
 and
Ireland
) 'Review of Interim Financial Information

Performed by the Independent Auditor of the Entity'
issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' R
esponsibilities

The interim financial report
 is the responsibility of, and has been approved by, the Directors. The Directors are respon sible for preparing the interim financial r
eport in accordance with the
Disclosure and Transparency
 Rules of the
United Kingdom
's
Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with
International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information

Performed by the Independent Auditor of the Entity'
issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information
 consists of making enquiries
, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures
. A review
is
substantially less in scope than an audit
conducted
 in accordance with International Standards on Auditing (
UK
 and
Ireland
) and
 consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit
. Accordingly we do not express an audit opinion.

C
onclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 31 March 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
11 May 2009

Exhibit 99.2

Notification of changes in Director's details

13 May 2009

INTERCONTINENTAL HOTELS GROUP PLC

Notification of changes to Director's details

InterContinental Hotels Group PLC
announces
,
in accordance with
paragraph
9.6.4.14R of the Listing Rules,
that Ralph Kugler, independent non-executive director of the Company, has been appointed as
a
 non-executive director of Byotrol
plc
 with effect from 11 May 2009.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Springett
Tel: 01895

512
2
42
Deputy Company Secretary
InterContinental Hotels Group PLC

Exhibit 99.3

Holding(s) in Company

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	InterContinental Hotels Group PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of transaction (and date on which the threshold is crossed or reached if different):	12 May 2009
6. Date on which issuer notified:	13 May 2009
7. Threshold(s) that is/are crossed or reached:	To below 4%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	11,461,387	11,461,387	11,336,113	11,336,113	N/A	3.96%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
11,336,113	3.96%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (11,336,113 - 3.96%= LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (10,308,364 - 3.60%=PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (10,308,364 - 3.60%=PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the Total Voting Rights figure of 285,597,729
14 Contact name:	Catherine Springett Deputy Company Secretary InterContinental Hotels Group PLC
15. Contact telephone name:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 May 2009